SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2016
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.
ASSOCIATES INVESTMENT PLAN

Date: June 28, 2017	By: /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2016 and 2015

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2016 and 2015

Page
Report of Independent Registered Public Accounting Firm

Financial Statements
  Statements of Net Assets Available for Benefits  3

  Statement of Changes in Net Assets Available for Benefits  4

  Notes to Financial Statements  5

Supplemental Schedule

  Schedule H, Line 4i--Schedule of Assets (Held at End of Year) 13
1 3 4 5 13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Report on the Financial Statements
We have audited the accompanying financial statements of the PVH Associates Investment Plan (the "Plan"), which comprise the statements of net assets available for benefits as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 and the related notes to the financial statements.
Management's Responsibility for the Financial Statements
Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Report on Supplemental Information
The supplemental schedule of assets (held at year end), has been subjected to audit procedures performed in conjunction with the audit of Plan's financial statements. The schedule of assets (held at year end) is the responsibility of the Plan's management. Our audit procedures included determining whether the schedule of assets (held at year end) reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the schedule of assets (held at year end). In forming our opinion on the schedule of assets (held at year end), we evaluated whether the schedule of assets (held at year end), including its form and content, is presented in conformity with auditing standards generally accepted in the United States of America. In our opinion, the schedule of assets (held at year end) is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY
June 26, 2017

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
Assets

Cash	$ 293,330	$ 370,638
Participant-directed investments, at fair value	523,765,020	480,468,368
Participant-directed investments, at contract value		767,653
Receivables:
Notes from participants	10,568,080	10,386,200
Contributions, employer	371,931	351,479
Contributions, employee	830,988	763,188

Total receivables	11,770,999	11,500,867

Net assets available for benefits	$ 535,829,349	$ 493,107,526

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2016

Additions

Investment income:
Net appreciation of investments	$ 31,568,106
Dividend income	11,949,995
Total investment income	43,518,101

Interest income on notes receivable from participants	440,325

Contributions:
Employer, net of forfeitures	12,899,067
Participants	30,534,606
Rollovers	2,246,995
Total contributions	45,680,668

Total additions	89,639,094

Deductions

Payments to participants	46,917,271

Total deductions	46,917,271

Net increase in net assets available for benefits	42,721,823

Net assets available for benefits at beginning of year	493,107,526

Net assets available for benefits at end of year	$535,829,349

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

1.            Description of the Plan

The following description of the PVH Associates Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Trustee and Recordkeeper

The Plan's trustee is Charles Schwab Bank (the "Trustee").  The Plan's recordkeeper is Milliman, Inc.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the "Company") who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $18,000 per annum for the 2016 and 2015 plan years.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make catch-up contributions up to $6,000 for the 2016 and 2015 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings.  Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 13 individual investment options.  A participant may contribute a maximum of 25% of employee contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2016, outstanding notes receivable from participants totaled $10,568,080, with maturity dates through 2032 at interest rates ranging from 4.25% to 9.25%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions.  In 2016 and 2015, forfeitures of $383,151 and $451,181, respectively, were used by the Plan to reduce the Company's matching contributions.  At December 31, 2016 and 2015, cumulative forfeited non-vested accounts totaled $769,247 and $38,959, respectively.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.            Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Reclassifications

Certain amounts from the 2015 financial statements have been reclassified in order to conform to 2016 presentation.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Prior to the issuance of the below accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts were to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts both directly and through a common/collective trust.  Prior to the year ended December 31, 2015, the Statements of Net Assets Available for Benefits presented the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.   In July 2015, the FASB issued ASU 2015-12, a three part update which simplifies certain aspects of employee benefit plan accounting.  Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts and eliminates the requirement to measure them at fair value.  The adoption of Part I eliminated the adjustment from fair value to contract value on the Statement of Net Assets Available for Benefits, which was retrospectively adjusted.

Part II of the ASU eliminates the requirements to disclose (a) individual investments that represent 5% or more of net assets available for benefits and (b) the net appreciation or depreciation of investments by general type.  Part III of the ASU establishes a practical expedient to permit plans to measure investments as of a month-end date that is closest to the plan's fiscal year end when the fiscal period does not coincide with a month end.  Parts I and II should be applied retrospectively for all financial statements presented, while Part III should be applied prospectively.  The ASU is effective for fiscal years beginning after December 15, 2015, with earlier application permitted.  The Plan has adopted Parts I and II of this ASU as of December 31, 2015. Part III is not applicable.

Recent Accounting Guidance

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement.  Under this standard, for entities that measure investments using the net asset value (NAV) practical expedient, the requirement to categorize these investments in the fair value hierarchy table is eliminated and instead, the fair values of these investments should be presented as reconciling items between the financial statement amounts and the totals reported in the fair value table.  Additionally, certain disclosures are no longer required for investments that are eligible for the practical expedient but are not measured that way.

The ASU proposal should be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The Plan adopted this standard as of December 31, 2016 and accordingly, the presentation of the fair value measurements note herein has been changed to reflect such adoption.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.            Party-In-Interest Transactions

During the year ended December 31, 2016, the Plan purchased 31,119 and sold 58,540 shares of the Company's common stock and received $69,707 from the Company as payment of dividends on its common stock. During the year ended December 31, 2015, the Plan purchased 45,155 and sold 76,461 shares of the Company's common stock and received $74,921 during 2015 from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4.            Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2016 and 2015:
		Fair Value Measurements at
		December 31, 2016
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 425,017,918	$ 425,017,918	$ -	$ -
PVH Corp. common stock(2)	40,817,447	40,817,447	-	-

Total investments measured at fair value	$465,835,365	$465,835,365	$ -	$ -

Common collective trust fund measured at net asset value(3) Total participant-directed investments	$ 57,929,655 $ 523,765,020

		Fair Value Measurements at
		December 31, 2015
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 385,820,828	$ 385,820,828	$ -
PVH Corp. common stock(2)	35,332,998	35,332,998	-	-
Total investments measured at fair value Common collective trust fund measured at net asset value(3) Total participant-directed investments	$421,153,826 $ 59,314,542 $ 480,468,368	$421,153,826	$ -	$ -

(1)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)	Valued at the net asset value of the fund, as determined by the fund family. The Plan has no unfunded commitments related to this common collective trust fund. This fund invests in guarantee contracts and instruments and is redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.            Investment Contract with Insurance Company

Through November, 2016, the Plan had a fully benefit-responsive GIC with MetLife Insurance Company ("MetLife"). MetLife maintained the contributions in a general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. This GIC is included in the 2015 Statement of Net Assets at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value

The GIC was liquidated in November 2016.  Prior to its liquidation, certain events could have limited the ability of the Plan to transact at contract value with MetLife. Such events included (1) premature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

6.            Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.            Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

8.            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial

statements	$535,829,349	$493,107,526
Amounts allocated to withdrawing participants	(142,258)	(315,933)

Net assets available for benefits per the Form 5500	$535,687,091	$492,791,593

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2016:
2016

Benefits paid to participants per the financial statements	$46,917,271
Add: Amounts allocated to withdrawing participants at
December 31, 2016	142,258
Less: Amount allocated to withdrawing participants at
December 31, 2015	(315,933)
Benefits paid to participants per the Form 5500	$46,743,596

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2016, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,549,948.568 shares	**	$ 39,988,673
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio
		Institutional; 1,520,480.628 shares	**	36,506,740
	American Funds	Europacific Growth Fund R5;
		805,409.468 shares	**	36,251,480
	Fidelity Funds	Fidelity Balanced Fund;
		2,091,992.160 shares	**	46,065,667
	Hartford Funds	Hartford HLS Small Cap Growth Fund IB;
		941,497.648 shares	**	24,591,919
	Lazard Funds	Lazard Funds Emerging Markets Portfolio
		Institutional; 808,106.885 shares	**	12,897,386
	Metropolitan West	Metropolitan West Total Return Bond M
		Fund; 3,736,256.666 shares	**	39,380,145
	Prudential	Prudential Jennison Mid Cap Growth Z;
		198,950.631 shares	**	7,001,073
	T. Rowe Price	T. Rowe Price Blue Chip Growth; 651,462.220 shares	**	47,302,672
	Vanguard	Vanguard Institutional Index Fund; 400,554.107 shares	**	81,644,944
	Vanguard	Vanguard Total Bond Market Index
		Institutional; 2,528,515.602 shares	**	26,928,691
	Vanguard	Vanguard Total International Stock Index
		Institutional; 213,625.272 shares	**	21,042,089
	Virtus Mutual Funds	Virtus Real Estate Securities Fund I;
		181,394.462 shares	**	5,416,439
	Wells Fargo Funds	Wells Fargo Stable Value Class U;
		1,159,752.860 shares	**	57,929,655
*	PVH Corp.	PVH Corp. Common Stock;
		452,321.000 shares	**	40,817,447

		Total investments		$523,765,020

*	Notes receivable from	Participant notes receivable maturing at
	participants	various dates through 2032 and bearing
		interest at rates from 4.25% to 9.25%	**	$ 10,568,080
* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors